SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 9, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Report of independent accountants on special review
Quarter ended September 30, 2004

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Period-ended: September 30, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - INVESTOR RELATION DIRECTOR (Address for correspondence)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX -	15 - FAX -
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF - TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 09/30/2004	2 - PRIOR QUARTER 06/30/2004	3 - SAME QUARTER OF PRIOR YEAR 09/30/2003
ISSUED CAPITAL
1 - COMMON	249,597,050	249,597,050	249,597,050
2 - PREFERRED	300,118,295	300,118,295	295,569,090
3 - TOTAL	549,715,345	549,715,345	545,166,140
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	5,027,282	4,848,482	6,331,111
6 - TOTAL	5,027,282	4,848,482	6,331,111

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS' REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/18/2004	3,401,245	28,148	CAPITAL RESERVE	4,549,205	0.0141499999

01.10 - INVESTOR RELATION DIRECTOR

1 - DATE 10/29/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	16,057,400	15,503,581
1.01	CURRENT ASSETS	4,922,159	4,014,455
1.01.01	CASH AND CASH EQUIVALENTS	1,887,831	1,027,533
1.01.02	CREDITS	2,057,615	1,924,714
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,057,615	1,924,714
1.01.03	INVENTORIES	2,972	6,605
1.01.04	OTHER	973,741	1,055,603
1.01.04.01	LOANS AND FINANCING	149,208	161,769
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	541,068	618,935
1.01.04.03	JUDICIAL DEPOSITS	163,219	157,863
1.01.04.04	OTHER ASSETS	120,246	117,036
1.02	NONCURRENT ASSETS	1,249,494	1,166,483
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	62,700	12,125
1.02.02.01	FROM ASSOCIATED COMPANIES	5,051	4,633
1.02.02.02	FROM SUBSIDIARIES	57,649	7,492
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,186,794	1,154,358
1.02.03.01	LOANS AND FINANCING	8,116	7,929
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	567,906	562,822
1.02.03.03	JUDICIAL DEPOSITS	456,433	427,625
1.02.03.04	INVENTORIES	0	2,770
1.02.03.05	OTHER ASSETS	154,339	153,212
1.03	FIXED ASSETS	9,885,747	10,322,643
1.03.01	INVESTMENTS	1,809,903	1,831,018
1.03.01.01	ASSOCIATED COMPANIES	204	204
1.03.01.02	SUBSIDIARIES	1,641,631	1,653,645
1.03.01.03	OTHER INVESTMENTS	168,068	177,169
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,540,578	7,929,295
1.03.03	DEFERRED CHARGES	535,266	562,330

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES	16,057,400	15,503,581
2.01	CURRENT LIABILITIES	3,826,699	3,744,850
2.01.01	LOANS AND FINANCING	586,354	597,209
2.01.02	DEBENTURES	856,593	878,521
2.01.03	SUPPLIERS	1,037,435	989,811
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	536,037	491,932
2.01.04.01	INDIRECT TAXES	505,804	488,205
2.01.04.02	TAXES ON INCOME	30,233	3,727
2.01.05	DIVIDENDS PAYABLE	238,007	238,549
2.01.06	PROVISIONS	304,614	313,715
2.01.06.01	PROVISION FOR CONTINGENCIES	276,592	285,693
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	267,659	235,113
2.01.08.01	PAYROLL AND SOCIAL CHARGES	79,417	69,506
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	82,622	65,705
2.01.08.03	EMPLOYEE PROFIT SHARING	37,200	27,156
2.01.08.04	OTHER LIABILITIES	68,420	72,746
2.02	LONG-TERM LIABILITIES	5,524,920	5,159,856
2.02.01	LOANS AND FINANCING	2,930,389	2,738,344
2.02.02	DEBENTURES	1,020,000	910,000
2.02.03	PROVISIONS	821,142	791,466
2.02.03.01	PROVISION FOR CONTINGENCIES	345,456	309,568
2.02.03.02	PROVISION FOR PENSION PLAN	460,638	464,865
2.02.03.03	PROVISION FOR LOSS WITH SUBSIDIARIES	15,048	17,033
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	735,389	720,046
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,837
2.02.05.02	SUPPLIERS	8,428	396
2.02.05.03	INDIRECT TAXES	673,540	653,840
2.02.05.04	TAXES ON INCOME	33,182	27,845
2.02.05.05	OTHER LIABILITIES	25,428	25,154
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	7,623	8,097
2.05	SHAREHOLDERS’ EQUITY	6,698,158	6,590,778
2.05.01	CAPITAL	3,401,245	3,401,245
2.05.02	CAPITAL RESERVES	1,495,082	1,496,805
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,528,587	1,419,484

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 TO 09/30/2004	4 - 01/01/2004 TO 09/30/2004	5 - 07/01/2003 TO 09/30/2003	6 - 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,267,244	9,166,111	2,870,608	8,181,067
3.02	DEDUCTIONS FROM GROSS REVENUE	(931,974)	(2,613,644)	(816,517)	(2,320,050)
3.03	NET REVENUE FROM SALES AND SERVICES	2,335,270	6,552,467	2,054,091	5,861,017
3.04	COST OF SALES	(1,428,344)	(4,095,116)	(1,196,266)	(3,533,560)
3.05	GROSS PROFIT	906,926	2,457,351	857,825	2,327,457
3.06	OPERATING EXPENSES	(666,476)	(2,123,083)	(640,744)	(2,067,738)
3.06.01	SELLING EXPENSES	(271,858)	(787,521)	(231,095)	(656,718)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(218,249)	(647,240)	(193,566)	(547,621)
3.06.03	FINANCIAL	(135,050)	(664,272)	(214,821)	(893,524)
3.06.03.01	FINANCIAL INCOME	53,433	312,928	46,835	217,122
3.06.03.02	FINANCIAL EXPENSES	(188,483)	(977,200)	(261,656)	(1,110,646)
3.06.04	OTHER OPERATING INCOME	81,651	314,392	47,892	176,265
3.06.05	OTHER OPERATING EXPENSES	(112,941)	(321,528)	(39,722)	(132,744)
3.06.06	EQUITY GAN (LOSS)	(10,029)	(16,914)	(9,432)	(13,396)
3.07	OPERATING INCOME (LOSS)	240,450	334,268	217,081	259,719
3.08	NON-OPERATING INCOME (EXPENSES)	(34,987)	(174,522)	(31,500)	(109,876)
3.08.01	REVENUES	10,280	26,348	10,922	37,220
3.08.02	EXPENSES	(45,267)	(200,870)	(42,422)	(147,096)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	205,463	159,746	185,581	149,843
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(84,162)	(97,643)	(73,316)	(75,593)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	(12,198)	(36,635)	(13,804)	(34,547)
3.12.01	INTEREST	(12,198)	(36,635)	(13,804)	(34,547)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	238,100	0	246,200
3.15	INCOME (LOSS) FOR THE PERIOD	109,103	263,568	98,461	285,903
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	544,688,063	544,688,063	538,835,029	538,835,029
	EARNINGS PER SHARE	0,00020	0,00048	0,00018	0,00053
	LOSS PER SHARE

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended September 30, 2004

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is the responsible concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The Company has rendered STFC (local and long distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory. The Company’s business is regulated by the National Agency of Telecommunications — ANATEL.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecasted for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Company, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date ANATEL, issued authorizations for the Company to exploit STFC in the following service modalities: (i) local and domestic long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) international long distance calls in Regions I, II of III of PGO. As a result of these authorizations, the Company began to exploit the domestic and international long distance services in the new regions, starting on January 22, 2004. In the case of the local service to be provided in regions I and III, as regulated, the Company has a period of 12 months to begin its operations as from the date of the aforementioned authorization.

Information related with the quality and universal service targets of the STFC are available to interested parties on ANATEL’s homepage (www.anatel.gov.br).

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BrTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities Commission — CVM and at the Securities and Exchange Commission — SEC in the USA. Its shares are traded on the São Paulo Stock Exchange BOVESPA and its American Depositary Receipts — ADRs on the New York Stock Exchange (NYSE). The Company is also part of level 1 of Corporate Governance at BOVESPA.

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): A wholly owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (SMP), with authorization to attend the same coverage area where the Company operates with STFC. On the closing date for the quarter BrT Celular was in the process of being structured — pre-operating stage. The beginning of its activities is forecasted for the last quarter of 2004.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2003, BrTI made investments in capital interests as a partner or quotaholder, obtaining control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

This group of companies operates through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. ("BrT CSH"): Company acquired on June 11, 2003, as part of a program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through a relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. ("BrT CS Ltda."): Company acquired on June 11, 2003, in which BrTI exercises direct control and total control jointly with BrT CSH, which was a further step of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. ("BrT SCS Bermudas"): Company incorporated under the law of Bermudas, for which the transfer of funds by BrTI for paying in of capital occurred on May 30, 2003. It was also an additional step of the program to purchase the Globenet Group. BrT SCS Bermudas holds the controlling interest of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A.

(ii) iBest Group

Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. In May 2004 through a corporate reorganization process the Freelance fully incorporated Febraio SA., iBest S.A. and its subsidiary Mail BR Comunicação Ltda. The Freelance S.A. becomes the owner of iBest’s trademark, being the main company of this Group.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

c) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED”).

MetroRED is a service provider for a private telecommunications network through optical fiber digital networks and has 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,485 kilometers of long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d) VANT Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the remaining 80,1% of the capital of VANT, which is a service provider for corporate network services, founded in October 1999. Initially focused on a TCP/IP network, VANT started in Brazil with a network 100% based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the CVM and rules applicable to Switched Fixed Telecommunications Services — STFC concessionaires.

As the Company is registered with the SEC, it is subject to its standards, and should annually prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statement present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor's shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders' equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation between the Parent Company net income and the consolidated figures is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	09/30/04	06/30/04	09/30/04	06/30/04
Parent company	263,568	154,465	6,698,158	6,590,778
Entries recorded directly in the Subsidiary’ Shareholders’ Equity Donations and Subsidies for Investments	(6,121)	(942)	-	-
CONSOLIDATED	257,447	153,523	6,698,158	6,590,778

In addition, the Company presents, in Note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures — NPC 20 of the Brazilian Institute of Independent Auditors — IBRACON.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquid investments, with immediate maturity. They are recorded at cost plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and non-current assets. Obsolete items are provided for through an allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in non-current assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 25. Amortization is calculated under the straight-line method in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses, and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction nr 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments, exchange variation and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and BrTPREV. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Deliberation 371/00, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts, in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employee and directors’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognised, is based on the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

BrTP

Dividends/Interest on Shareholders’ Equity: From the amount provided for until the end of this quarter, R$157,283 (R$162,425 in 2003) have been credited to the Parent Company. The balance of this liability, net of withheld income tax, is R$133,690 (R$133,690 on June 30, 2004).

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$79,906 (R$91,835 as of June 30, 2004). The financial expense recognized in the statement of income in this quarter was of R$565 (R$18,298 of financial gain in 2003, due to the devaluation of the US dollar in relation to the Brazilian real).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be paid in three installments equivalent to 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability as of September 30, 2004 is R$934,778 (R$1,383,439 on June 30, 2004), and the charges recognized in the income statement for the quarter represents R$138,728 (R$227,413 in 2003),

Revenues, Expenses and Accounts Receivable and Payable: Arising from transactions related to the use of installations and logistic support. The balance receivable is R$333 (R$2,617 to pay as of June 30, 2004) and the income statement for the quarter comprises Operating Income of R$2,160 (R$1,637 in 2003).

BrTI

Advance for Future Capital Increase — AFAC: the amount recorded as AFAC is R$48,304.

Revenues, Expenses and Accounts Receivable and Payable: Arising from transactions related to the use of installations, logistic support and telecommunications services. The balance receivable is R$1,315 (R$5,257 receivable as of June 30, 2004). The income statement for the quarter comprises Operating Income of R$40,151 (R$26,577 in 2003) and operational expenses of R$103,510 (R$103,134 in 2003).

MetroRED

Revenues, Expenses and Accounts payable: Arising from transactions related to telecommunication services. The balance payable is R$5,434 (R$5,668 in 06,31,2004). The income statement for the quarter comprises Operating expense of R$25,355.

VANT

Advance for Future Capital Increase — AFAC: The amount recorded as AFAC is R$9,245 (R$7,492 as of June 30, 2004).

Calais Participações S.A.

Advance for Future Capital Increase — AFAC: The amount recorded as AFAC is R$5,051 (R$4,633 as of June 30, 2004).

BrT CS Ltda.

Revenues: Financial income of R$79 relating to loan already settled.

BrT SCS Bermudas

Loans: Denominated in US dollars, accruing interest of 3% p.a., with short-term maturity. This receivable amounts to R$148,091 (R$159,773 on June 30, 2004) and the respective financial expense to R$720. Accounts receivable: R$1,066 relating to tax over financial operations - IOF, levied on the abovementioned loans.

Freelance S.A.

Accounts Payable: Arising from transactions related to the use of installations and logistic support. The balance payable amounts to R$7 (R$2 as of June 30, 2004).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note has been was made based on their materiality. Instruments whose values approximates their fair values, and risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.97% of the gross revenue (2.46% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has asset loans in foreign currency subject to exchange rate fluctuations. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY
	BOOK AND MARKET VALUE
	09/30/04	06/30/04
Assets
Loans with Parent Company	148,091	159,773
Total	148,091	159,773
Current	148,091	159,773

Loans denominated in US dollar granted to BrT SCS Bermuda on April 2, 2004, bearing interest rate of 3% p.a.

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 26% of the total liabilities (29% on June 30, 2004). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 45% of the debt portion in foreign currency is covered by hedge agreements (25% on June 30, 2004). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Consolidated net gain amounted to R$44,105 until the third quarter (losses of R$76,695 for the same period of last year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,337,513	1,4098,539	1,500,242	1,466,319
Hedge Contracts	51,525	72,764	(6,491)	6,005
TOTAL	1,389,038	1,481,303	1,493,751	1,472,324
Current	57,339	61,147	77,402	76,292
Non-current	1,331,699	1,420,156	1,416,349	1,396,032

CONSOLIDATED
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,365,972	1,436,998	1,531,162	1,497,239
Hedge Contracts	51,525	72,764	(6,491)	6,005
TOTAL	1,417,497	1,509,762	1,524,671	1,503,244
Current	57,339	61,072	77,402	76,315
Non-current	1,360,158	1,448,690	1,447,269	1,426,429

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a telephone directory company, with interest indexed to the IGP-DI (a national index price) and loans resulting from the sale of fixed assets to other telephone service companies, bearing interest rate indexed to the Column 27 of the FGV (a national index price). The consolidated financial statements also present a loan agreement with Freelance S.A., which is indexed to IGP-M.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS
Loans tied to the IGP-DI	7,542	7,309	8,103	7,309
Debentures linked to CDI	-	859	-	-
Loans tied to the IPA-OG Column 27 (FGV)	1,691	1,757	1,691	1,757
Loans tied to the IGP-M	-	-	1,421	1,374
TOTAL	9,233	9,925	11,215	10,440
Current	1,117	1,996	2,538	2,511
Non-current assets	8,116	7,929	8,677	7,929

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGP-M. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 52% (78% in June 30, 2004) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results of the possible increase of the rate.

The abovementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY AND CONSOLIDATED
	09/30/04		06/30/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1,876,592	1,874,193	1,788,521	1,788,651
Loans linked to TJLP	1,815,344	1,938,364	1,584,198	1,713,007
Loans linked to UMBNDES	243,948	252,762	195,151	221,702
Hedge on loans - UMBNDES	34,018	3,167	25,492	(8,029)
Loans linked to IGP-M	17,552	17,552	18,853	18,853
Other loans	16,844	16,843	18,108	18,108
TOTAL	4,004,298	4,102,881	3,630,323	3,752,292
Current	1,385,608	1,419,722	1,398,328	1,445,308
Long-term	2,618,690	2,683,159	2,231,995	2,306,984

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts. Consequently, a risk arises from this potential lapse of correlation.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. The investments valued by the equity method are presented in Note 23, for which no market value exists, as they are represented by non-listed corporations or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to expectations of losses.

In this quarter, a provision was recorded with respect to the negative equity of VANT, which amounted to R$15,048 (R$17,033 in June 30, 2004).

The investments valued at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company.

g. Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on floating, fixed and foreign exchange rates, from which some are directly indexed to the CDI, and others indirectly through forward contracts traded at the Futures and Commodities Exchange - BM&F. No significant credit risk is associated with these transactions. The Company maintains cash investments in the amount of R$1,683,463 (R$1,030,484 as of June 30, 2004). Income accrued to the balance sheet date is recorded in financial income and amounts to R$128,440 (R$103,373 in 2003). Amounts recognized in the consolidated financial statements are R$2,370,933 (R$1,898,343 as of June 30, 2004), related to investments, and R$134,203 (R$109,236 in 2003), related to income accrued.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

(a) Private Pension Plan

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System and Fundação BrTPREV (“FBrTPREV”) former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 58.0% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.95% of the payroll of the plan participants. To the employees, the average was 6.26%.

The Company’s contributions were R$10,847 in the quarter (R$10,768 in 2003).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2003, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$86 in the quarter (R$90 in 2003).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. Currently, this plan attends approximately 36% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Currently, this plan attends approximately 1% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.21% of the payroll of the plan participants, whilst the average employee contribution was 5.41%.

In the quarter, the Company’s contributions amounted to R$4,140 (R$1,959 in 2003).

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in the quarter was an average of 2.22% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 2.18%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter amounted to R$13 (R$137 in 2003).

The technical reserve corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FCRT, must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and six months still remain for complete settlement. The amortizing contributions until this quarter amounted to R$68,386 (R$58,972 in 2003).

(b) Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2004, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price R$
Balance as of June 30, 2004	907,469	11,73
Balance as of September 30, 2004	907,469	11,73

There has been no grant of options for purchase of stocks exercised until the end of this quarter and the representativeness of the options balance in relation to the total of outstanding preferred shares is 0.31% (0.31% in June 30, 2004).

Considering the hypothesis that the options will be exercised integrally, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$933 (R$611 in 2003).

(c) Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	09/30/04	06/30/04	09/30/04	06/30/04
Labor	386,769	375,419	387,498	376,123
Tax	64,164	63,244	100,337	98,619
Civil	171,115	156,598	173,472	158,951
TOTAL	622,048	595,261	661,307	633,693
Current	276,592	285,693	309,069	317,452
Non-current	345,456	309,568	352,238	316,241

Labor

In the current fiscal year, a decrease in the provision for labor contingencies in the amount of R$37,328 was verified until the third quarter (R$36,599, consolidated). This variance is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$117,423 (R$117,935, consolidated), by new additions amounting to R$20,694 and by payments which amounted to R$175,445. The consolidated provision was also increased by the amount of R$217 due to labor contingencies of VANT and MetroRED.

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law nr 7.369/85, regulated by Decree nr 93.412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

In the current fiscal year, there was a decrease of R$227 (R$34,367, consolidated), represented by R$8,549 (R$12,843, consolidated) of reduction as a result of reassessment of contingent risks, R$9,452 (R$10,759, consolidated) of increase due to monetary restatements and new additions, and payments amounting to R$1,130. Additionally, there was also an increase of R$35,581 as a result of the acquisition in May 2004 of MetroRED and Vant.

The main lawsuits provided for are as follows:

(i)	Social Security - Related to the non-collection of social security education allowance;

(ii)	Federal evenue Department - Incorrect compensation of tax losses;

(iii)	State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv)	CPMF - Non-collection of the contribution on financial activities.

Civil

The decrease in the current fiscal year up the end of quarter in the amount of R$36,732 (R$35,206 for Consolidated), is represented by reassessments of the contingency risks, which were reduced by recognition of monetary restatement, which resulted in a net decrease of R$29,094 (R$27,568 for Consolidated) in the provision (R$20,463 for Consolidated) and by payments totaling R$28,101.

The lawsuits provided for are the following:

(i)	Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degree of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	09/30/04	06/30/04	09/30/04	06/30/04
Labor	652,096	629,179	653,952	629,405
Tax	1,173,701	1,053,339	1,187,972	1,059,101
Civil	890,192	821,311	890,337	821,314
Total	2,715,989	2,503,829	2,732,261	2,509,820

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS - On international calls;

(ii)	ICMS - Differential of rate in interstate acquisitions;

(iii)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	ISS (Service Tax) - Not collected and/or under-collected;

(v)	IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi)	INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

vii)	COFINS - REPASS; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The main lawsuits are presented as follows:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk amounting to R$1,406,721 (R$1,311,217 on June 30, 2004) for the Parent Company and R$1,407,701 (R$1,311,492 on June 30, 2004) for the consolidated.

Guarantees

The company has guarantees signed with financial institutions, as complementary guarantees for judicial proceedings in provisional execution, in the amount of R$213,902, (R$192,260 on June 30, 2004). A major part of these contracts, representing 52%, has terms ending during the next twelve months and the rest for indeterminate periods. The remuneration of these contracts varies from 0.75% a.a. to 4.00% a.a., representing an average rate of 1.06% p.a.

The judicial deposits related to contingencies and contested taxes (suspended liability) are shown in Note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art, 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,401,245 (R$3,401,245 as of June 30, 2004) represented by shares without par value as follows:

TYPE OF SHARES	Total of Shares		Shares held in Treasury		Outstanding Shares
	09/30/04	06/30/04	09/30/04	06/30/04	09/30/04	06/30/04
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	300,118,295	300,118,295	5,027,282	4,848,482	295,091,013	295,269,813
TOTAL	549,715,345	549,715,345	5,027,282	4,848,482	544,688,063	544,866,863

	09/30/04	06/30/04
BOOK VALUE PER THOUSAND OF OUTSTANDING SHARES (R$)	12,30	12,10

b. Treasury stock

In the calculation of the book value per thousand shares, were deducted the preferred shares held in treasury. These shares held in treasury are derived from two separate events:

Merger

The Company is holding in its treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. at the and of 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented, at CRT, an amount of R$1,24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	09/30/04		06/30/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,282	30	450,085	10,432
Number of shares replaced in circulation	-	-	(448,803)	10,402
Closing balance in the quarter	1,282	30	1,282	30

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program - Relevant Fact of September 13, 2004

The Company’s Board of Directors approved, on the abovementioned date, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction nr 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 18,078,192,282 shares of this nature. In order to reach this limit, the Company could acquire the quantity of 11,747,081,779 shares.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	09/30/04		06/30/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	4,847,200	54,870	4,847,200	54,870
Shares acquired	178,800	2,000	-	-
Balance of the quarter	5,026,000	56,870	4,847,200	54,870

Unit cost of repurchased shares (R$)	09/30/04	06/30/04
Average	11,32	11,32
Minimum	10,31	10,31
Maximum	13,80	13,80

The unit cost of acquisition considers the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

Market value of treasury shares

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	09/30/04	06/30/04
Number of preferred shares in treasury (thousand of shares)	5,027,282	4,848,482
Quotation per lot of thousand shares at BOVESPA (R$)	11,37	11,35
Market value	57,160	55,030

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	09/30/04	06/30/04	09/30/04	06/30/04
Reserves (including those that originated the treasury stock)	1,551,952	1,551,675	1,528,617	1,419,514
Treasury stock	(56,870)	(54,870)	(30)	(30)
BALANCE OF RESERVES NET OF TREASURY STOCK	1,495,082	1,496,805	1,528,587	1,419,484

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on work in progress up to December 31, 1998 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings: Comprises the remaining balance of net income, adjusted according to the terms of article 202 of Law nr 6.404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law nr 6.404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law nr 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, to be submitted for approval by the general shareholder’s meeting, are as follows:

	09/30/04	09/30/03
INTERESTS ON SHAREHOLDERS’ EQUITY - JSCP CREDITED	238,100	246,200
Common share	110,139	112,957
Preferred share	127,961	133,243
WITHHOLDING TAX (IRRF)	(35,715)	(36,930)
NET JSCP	202,385	209,270

9. NET OPERATING REVENUE FROM TELECOMMUNICATION SERVICES

PARENT COMPANY	CONSOLIDATED
	30/09/04	30/09/03	30/09/04	30/09/03
LOCAL SERVICE	5,075,983	4,806,871	5,075,873	4,806,871
Connection fees	26,186	26,657	26,186	26,657
Basic subscription	2,277,825	2,112,210	2,277,825	2,112,210
Measured service charges	1,072,543	1,048,465	1,072,543	1,048,465
Fixed to mobile calls - VC1	1,627,524	1,537,014	1,627,524	1,537,014
Rent	1,215	1,276	1,215	1,276
Other	70,580	81,249	70,580	81,249
LONG DISTANCE SERVICES	1,897,002	1,458,496	1,897,002	1,458,496
Inter-Sectorial Fixed	814,697	806,682	814,697	806,682
Intra-Regional Fixed (Inter-Sectorial)	304,101	266,338	304,101	266,338
Fixed Inter Regional	140,500	-	140,500	-
Fixed to mobile calls - VC2 and VC3	617,737	385,058	617,737	385,058
Fixed-fixed international	19,480	418	19,480	418
Fixed-mobile international	485	-	485	-
Mobile-mobile international	2	-	2	-
INTERCONNECTION (USE OF THE NETWORK)	553,164	619,574	553,164	619,574
Fixed-Fixed	356,274	455,860	356,274	455,860
Mobile-Fixed	196,890	163,714	196,890	163,714
LEASE OF MEANS	172,455	154,596	172,455	154,596
PUBLIC TELEPHONE SERVICE	355,594	279,141	355,594	279,141
DATA TRANSMISSION	752,791	564,751	759,233	545,266
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED SERVICES	321,143	262,837	320,374	262,787
OTHER SERVICES OF THE MAIN ACTIVITY	14,552	15,472	104,182	31,526
OTHER	23,537	19,329	23,543	19,329
GROSS OPERATING REVENUE	9,166,111	8,181,067	9,261,420	8,177,586
TAXES ON GROSS REVENUE	(2,528,535)	(2,236,595)	(2,570,058)	(2,251,213)
OTHER DEDUCTIONS FROM GROSS REVENUE	(85,109)	(83,455)	(92,576)	(84,369)
NET OPERATING REVENUE	6,552,467	5,861,017	6,598,786	5,842,004

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

PARENT COMPANY	CONSOLIDATED
	30/09/04	30/09/03	30/09/04	30/09/03
PERSONNEL	(81,892)	(86,058)	(87,927)	(87,364)
MATERIALS	(66,761)	(60,996)	(66,809)	(61,063)
THIRD-PARTY SERVICES	(453,100)	(429,870)	(476,727)	(435,726)
INTERCONNECTION	(1,651,751)	(1,310,837)	(1,651,751)	(1,310,837)
RENT, LEASING AND INSURANCE	(206,773)	(172,485)	(252,254)	(234,929)
CONNECTION FACILITIES	(25,245)	(8,542)	(31,418)	(8,586)
FISTEL	(10,556)	(9,198)	(10,567)	(9,198)
DEPRECIATION AND AMORTIZATION	(1,595,042)	(1,451,926)	(1,624,330)	(1,454,077)
OTHER	(3,996)	(3,648)	(3,987)	(3,648)
Total	(4,095,116)	(3,533,560)	(4,205,770)	(3,605,428)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
PERSONNEL	(94,544)	(93,901)	(99,552)	(95,070)
MATERIALS	(746)	(1,357)	(1,301)	(1,393)
THIRD-PARTY SERVICES	(303,028)	(256,140)	(309,790)	(259,107)
RENT, LEASING AND INSURANCE	(105,922)	(105,681)	(3,065)	(3,717)
PROVISION FOR DOUBTFUL ACCOUNTS	(6,501)	-	(7,166)	(75)
LOSSES ON ACCOUNTS RECEIVABLE	(272,372)	(195,343)	(273,800)	(195,364)
DEPRECIATION AND AMORTIZATION	(4,073)	(4,003)	(4,095)	(4,004)
OTHER	(335)	(293)	(205)	(294)
TOTAL	(787,521)	(656,718)	(698,974)	(559,024)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
PERSONNEL	(101,897)	(100,224)	(111,413)	(102,775)
MATERIALS	(2,810)	(2,610)	(3,250)	(2,647)
THIRD-PARTY SERVICES	(371,641)	(285,350)	(381,205)	(287,678)
RENT, LEASING AND INSURANCE	(26,329)	(49,504)	(29,188)	(49,350)
DEPRECIATION AND AMORTIZATION	(143,999)	(109,457)	(150,364)	(112,909)
OTHER	(564)	(476)	(821)	(655)
TOTAL	(647,240)	(547,621)	(676,241)	(556,014)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	30/09/04	30/09/03	30/09/04	30/09/03
TECHNICAL AND ADMINISTRATIVE SERVICES	51,216	26,618	49,802	26,845
INFRASTRUCTURE LEASE - OTHER TELECOM COMPANIES	33,643	32,704	35,065	32,650
Fines	47,081	55,507	46,997	55,495
RECOVERED TAXES AND EXPENSES	47,540	292	58,039	325
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	14,060	-	14,060
Prescribed dividends	-	10,544	-	10,544
LOSS ON WRITE - OFF OF WAREHOUSE OF REPAIRS	(3,016)	175	(2,338)	175
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(34,457)	(21,983)	(36,102)	(22,033)
DONATIONS AND SPONSORSHIPS	(7,265)	(12,958)	(7,570)	(12,958)
CONTINGENCIES - PROVISION	(130,389)	(51,940)	(128,015)	(51,940)
PENSION PLANS - ADMINISTRATIVE COST	(7,075)	-	(7,075)	-
REVERSAL OF OTHER PROVISIONS	18,552	1,815	19,774	1,815
Goodwill amortization in the acquisition of investments	(9,197)	-	(46,721)	(6,175)
INDEMNITY OF TELEPHONY SERVICES	-	(805)	-	(805)
LABOR SEVERANCE PAYMENTS	(32)	(4,835)	(32)	(4,835)
COURT FEES	(2,836)	(1,193)	(2,836)	(1,193)
OTHER INCOME (EXPENSES)	(10,901)	(4,480)	(9,956)	(5,312)
Total	(7,136)	43,521	(30,968)	36,658

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
FINANCIAL INCOME	312,928	217,122	320,560	223,935
LOCAL CURRENCY	273,626	158,279	281,188	164,846
ON RIGHTS IN FOREIGN CURRENCY	39,302	58,843	39,372	59,089
FINANCIAL EXPENSES	(977,200)	(1,110,646)	(982,874)	(1,116,680)
LOCAL CURRENCY	(634,553)	(789,359)	(637,380)	(791,240)
ON LIABILITIES IN FOREIGN CURRENCY	(104,547)	(75,087)	(107,394)	(79,240)
INTEREST ON EQUITY	(238,100)	(246,200)	(238,100)	(246,200)
TOTAL	(664,272)	(893,524)	(662,314)	(892,745)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution nr 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
AMORTIZATION OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(141,995)	(141,995)	(141,995)	(141,995)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	141,995	141,995	141,995	141,995
AMORTIZATION OF GOODWILL ON MERGER	(93,011)	(93,011)	(93,011)	(93,011)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	2,148	359	6,149	1,695
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(65,693)	(19,885)	(65,990)	(19,885)
PROVISION/REVERSAL FOR INVESTMENT LOSSES *	(13,504)	(614)	(13,504)	(614)
OTHER NONOPERATING INCOME (EXPENSES)	(4,462)	3,275	(4,273)	3,275
TOTAL	(174,522)	(109,876)	(170,629)	(108,540)

Gain (loss) on permanent asset disposals are further explained in note 23.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are recorded on an accrual basis, being the tax effects on temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	123,311	115,296	113,898	121,972
Results of subsidiaries which not subject to income and social contribution taxes	-	-	28,136	-
Total of taxable income	123,311	115,296	142,034	121,972
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (10%+15%=25%)	(30,778)	(28,824)	(35,508)	(30,493)
PERMANENT ADDITIONS	(84,937)	(30,636)	(90,986)	(33,886)
Amortization of goodwill	(58,752)	(23,253)	(68,503)	(24,820)
Equity in subsidiaries	(5,759)	(3,348)	(541)	-
Non-operating equity in subsidiaries	-	-	-	(335)
Provision for losses on investments	(12,899)	-	(12,899)	-
Other additions	(7,527)	(4,035)	(9,043)	(8,731)
PERMANENT EXCLUSIONS	42,405	2,150	54,173	2,186
Equity	1,530	-	541	704
Dividends on investments stated at cost/Dividends prescribed	90	1,955	90	-
Recoverable of federal taxes	4,882	-	4,882	-
Other exclusions	35,903	195	48,660	1,482
OTHER	1,218	1,082	2,518	1,082
EFFECT OF INCOME TAX IN STATEMENT OF INCOME	(72,092)	(56,228)	(69,803)	(61,111)
EXPENSE RELATED TO SOCIAL CONTRIB, TAX (9%)	(11,080)	(10,377)	(12,783)	(10,977)
PERMANENT ADDITIONS	(29,527)	(9,733)	(31,643)	(10,911)
Amortization of goodwill	(21,151)	(8,371)	(24,661)	(8,935)
Equity in subsidiaries	(2,073)	(1,205)	(311)	-
Non-operating equity in subsidiaries	-	-	-	(335)
Provision for losses on investments	(4,643)	-	(4,643)	-
Other additions	(1,660)	(157)	(2,028)	(1,641)
PERMANENT EXCLUSIONS	15,056	745	19,281	745
Equity	551	-	195	-
Dividends on investments stated at cost/Dividends prescribed	32	704	32	704
Recoverable of federal taxes	1,758	-	1,758	-
Other exclusions	12,715	41	17,296	41
OTHER	-	-	378	-
EFFECT OF SOCIAL CONTRIBUTION IN TAX STATEMENT OF INCOME	(25,551)	(19,365)	(24,767)	(21,143)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(97,643)	(75,593)	(94,570)	(82,254)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
CASH	418	399	507	438
BANKS (1)	203,950	(3,350)	227,469	71,957
TEMPORARY CASH INVESTMENTS	1,683,463	1,030,484	2,370,933	1,898,343
TOTAL	1,887,831	1,027,533	2,598,909	1,970,738
(1)	The balance is negative due to two days floating granted for the payments through SIAFI.

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign pl exchange variation and interest of around 5% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1% p.a. to 3,125% p.a.

Cash Flow Statements

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
OPERATING ACTIVITIES
NET INCOME FOR THE PERIOD	263,568	285,903	257,447	285,924
MINORITY PARTICIPATION	-	-	(19)	(6)
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	3,112,850	2,669,362	3,162,375	2,676,607
Depreciation and amortization	1,845,323	1,658,396	1,918,521	1,670,176
Losses on accounts receivable from services	282,723	201,011	284,702	201,032
Provision for doubtful accounts	6,501	(5,668)	6,615	(5,593)
Provision for contingencies	130,389	51,940	128,015	51,940
Deferred taxes	181,860	72,316	179,259	76,183
Income from writing off permanent assets	83,711	19,357	80,039	18,023
Financial charges	565,429	658,614	563,929	658,686
Equity gain (loss)	16,914	13,396	-	-
Gain with investments	-	-	1,294	-
Other expenses	-	-	-	6,160
CHANGES IN ASSETS AND LIABILITIES	(830,536)	(743,780)	(959,532)	(695,964)
CASH FLOW FROM OPERATIONS	2,545,882	2,211,485	2,460,270	2,266,561
FINANCING ACTIVITIES
Dividends/interest on equity paid during the period	(205,874)	(265,156)	(205,874)	(265,156)
Loans and financing	228,590	(923,023)	227,695	(923,097)
Loans obtained	1,973,512	83,716	1,972,617	83,716
Loans paid	(1,281,870)	(398,966)	(1,281,870)	(398,966)
Interest paid	(463,052)	(607,773)	(463,052)	(607,847)
Variation in shareholders’ equity	277	-	6,397	(21)
Stock repurchase	(2,000)	(33,018)	(2,000)	(33,018)
Other cash flow from loans	-	(185)	3,399	(3,922)
CASH FLOW FROM FINANCING	20,993	(1,221,382)	29,617	(1,225,214)
INVESTMENTNG ACTIVITIES
Short-term financial investments	(147,146)	(1,083)	(553)	4,952
Providers of investments	144,340	(57,549)	466,401	(43,140)
Income obtained from the sale of permanent assets	6,017	16,896	6,028	16,896
Investments in permanent assets	(2,088,536)	(1,244,102)	(1,823,572)	(1,300,522)
Investments	(1,913,994)	(1,244,102)	(1,652,695)	(1,038,791)
Investments for acquisition of subsidiaries	(174,542)	-	(170,877)	(261,731)
Value of acquisition	(174,542)	-	(174,542)	(295,194)
Cash and cash equivalents aggregated	-	-	3,665	33,463
Other cash flow from investments	(7,053)	12,061	(5,047)	(4,001)
CASH FLOW FROM INVESTMENTS	(2,092,378)	(1,273,777)	(1,356,743)	(1,325,815)
CASH FLOW FOR THE PERIOD	474,497	(283,674)	1,133,144	(284,468)
CASH AND CASH EQUIVALENTS
Closing balance	1,887,831	1,093,758	2,598,909	1,138,431
Opening balance (on December 31)	1,413,334	1,377,432	1,465,765	1,422,899
CHANGES IN CASH AND CASH EQUIVALENTS	474,497	(283,674)	1,133,144	(284,468)

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
UNBILLED AMOUNTS	863,016	776,185	867,380	777,585
BILLED AMOUNTS	1,383,614	1,331,783	1,416,986	1,368,356
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(189,015)	(183,254)	(191,107)	(185,368)
TOTAL	2,057,615	1,924,714	2,093,259	1,960,573
CURRENT	1,388,666	1,257,966	1,405,890	1,289,870
PAST DUE - 01 TO 30 DAYS	386,258	335,796	394,576	337,558
PAST DUE - 31 TO 60 DAYS	126,843	133,263	131,570	135,093
PAST DUE - 61 TO 90 DAYS	77,423	75,336	80,349	76,959
PAST DUE - 91 TO 120 DAYS	49,416	87,913	51,321	88,381
PAST DUE - OVER 120 DAYS	218,024	217,694	220,660	218,080

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04

LOANS AND FINANCING	157,324	169,698	11,215	10,440
TOTAL	157,324	169,698	11,215	10,440
CURRENT	149,208	161,769	2,538	2,511
NONCURRENT	8,116	7,929	8,677	7,929

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. Revenues are indexed to exchange rate variation plus 3% p.a. for subsidiaries. The remaining loans are linked to the variation of the IGP-DI and the IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas - FGV. The consolidated financial statements show a loan granted by Freelance S.A. which is indexed to IGP-M, plus 12% p.a.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	-	30,180	10,554	30,493
Provision for contingencies	155,512	148,815	155,533	148,836
Allowance for doubtful accounts	47,254	45,814	47,518	45,980
Provision for employee profit sharing	6,677	5,361	6,848	5,420
ICMS - 69/98 Agreement	47,429	44,348	47,429	44,348
Goodwill on CRT acquisition	55,221	67,053	55,221	67,053
Provision for pension plan actuarial insufficiency coverage	122,165	127,476	122,165	127,476
Provision for COFINS/CPMF suspended collection	14,513	14,112	14,513	14,112
Other provisions	29,203	31,025	29,777	31,119
SUBTOTAL	477,974	514,184	489,558	514,837

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	-	13,225	3,799	13,338
Provision for contingencies	55,984	53,573	55,992	53,581
Allowance for doubtful accounts	17,011	16,493	17,106	16,553
Provision for employee profit sharing	2,403	2,381	2,448	2,403
Goodwill on CRT acquisition	19,879	24,139	19,879	24,139
Provision for pension plan actuarial insufficiency coverage - FCTR	43,979	45,891	43,979	45,891
Other provisions	11,462	11,711	11,686	11,744
SUBTOTAL	150,718	167,413	154,889	167,649
Total	628,692	681,597	644,447	682,486
CURRENT	274,074	319,354	278,859	320,243
NON-CURRENT	354,618	362,243	365,588	362,243

The periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements of CVM Instruction nr 371/02, being annually subject to a technical study, which is submitted to the Executive Board, Board of Directors, and Fiscal Council for approval.

PARENT COMPANY	CONSOLIDATED
2004	73,033	77,377
2005	279,072	290,483
2006	52,262	52,262
2007	43,560	43,560
2008	41,034	41,034
2009 - 2011	47,603	47,603
2012 - 2013	18,426	18,426
After 2013	73,702	73,702
TOTAL	628,692	644,447
CURRENT	274,074	278,859
NON-CURRENT	354,618	365,588

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan that is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$103,358, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of taxable income in the next ten years in VANT, MetroRED, BrT CSH, BrT CS Ltda. and Freelance S.A. subsidiaries that the Company holds direct or indirect control.

Other Tax Recoverable

It is comprised by federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law nr 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
INCOME TAX	71,473	87,881	82,795	92,458
SOCIAL CONTRIBUTION TAX	3,870	6,406	4,967	7,078
ICMS (state VAT)	304,537	342,271	397,783	367,719
PIS AND COFINS	74,168	63,176	93,738	65,325
OTHER	26,234	426	29,757	3,971
TOTAL	480,282	500,160	609,040	536,551
CURRENT	266,994	299,581	364,582	325,037
NON-CURRENT	213,288	200,579	244,458	211,514

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	09/30/04	06/30/04	09/30/04	06/30/04
LABOR	323,708	301,154	323,926	301,364
CIVIL	48,059	49,524	48,236	49,699
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	189,646	177,285	189,646	177,285
OTHER	58,239	57,525	59,898	58,411
TOTAL	619,652	585,488	621,706	586,759
CURRENT	163,219	157,863	163,678	158,325
NON-CURRENT	456,433	427,625	458,028	428,434

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
RECEIVABLES FROM OTHER TELECOM COMPANIES	103,192	106,237	103,192	106,237
ADVANCES TO SUPPLIERS	26,785	17,974	32,223	105,660
CONTRACTUAL GUARANTEES AND RETENTIONS	224	222	35,316	39,720
ADVANCES TO EMPLOYEES	24,771	21,496	28,396	23,604
RECEIVABLES FROM SALE OF ASSETS	5,990	3,724	29,309	13,560
PREPAID EXPENSES	81,883	89,213	88,490	95,959
ASSETS FOR SALE	491	491	111,416	19,061
TAX INCENTIVES	18,315	18,315	18,315	18,315
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	11,184	10,826	14,171	15,222
TOTAL	274,585	270,248	462,578	439,088
CURRENT	120,246	117,036	303,993	245,862
NON-CURRENT	154,339	153,212	158,585	193,226

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	1,641,631	1,653,645	-	-
BrT Serviços de Internet S.A.	309,410	325,600	-	-
14 Brasil Telecom Celular S.A.	1,224,121	1,218,942	-	-
MHT Ventures do Brasil	108,100	109,103	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS, NET	101,169	110,366	186,552	217,607
IBEST GROUP	-	-	78,329	99,560
BRT CABOS SUBMARINOS GROUP	-	-	7,054	7,681
MHT Ventures do Brasil	101,169	110,366	101,169	110,366
INTERESTS VALUED AT COST OF ACQUISITION	39,349	39,357	183,307	195,854
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	27,381	27,286	27,381	27,286
OTHER INVESTMENTS	373	364	373	364
TOTAL	1,809,903	1,831,018	397,613	441,111

The Company holds a 100% interest in the capital of VANT Telecomunicações S.A., whose negotiation for acquisition of the total shares was proposed at the end of the 2001 fiscal year, when a 19.9% interest in the capital of this company was acquired. On the same occasion the amount equivalent to the remaining capital was deposited in a collateral account as a guarantee for the option to the purchase agreement. The acquisition of the remaining interest was only finalized in May 2004 and the investment amounted to R$51,594. At the time of the purchase, VANT presented a negative equity amounting to R$14,208. The Company recorded a provision in the amount of the negative equity of the subsidiary in the non-operating result, as well as the R$51,594 referring to the amount invested.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A., 14 Brasil Telecom Celular S.A., MTH Ventures do Brasil Ltda. and VANT Telecumunicações S.A. the principal data of which are as follows:

	BrTI	BrT Celular	MTH	VANT
SHAREHOLDERS’ EQUITY	309,410	1,224,121	108,100	(15,048)
Capital	339,767	1,218,000	321,084	105,959
BOOK VALUE PER SHARE (r$)	910,65	1005,03	0,0003	(0,14)
LOSS FOR THE PERIOD	(20,231)	-	(1,964)	(840)
NUMBER OF SHARES HELD BY COMPANY COMMON SHARES
ORDINARY SHARES	339,767	1,218,000	-	105,959
QUOTAS	-	-	326,999,999	-
OWNERSHIP % IN SUBSIDIARY’S CAPITAL
IN TOTAL CAPITAL	100%	100%	100%	100%
IN VOTING CAPITAL	100%	100%	100%	100%
EQUITY LOSS FOR THE QUARTER	(20,231)	6,121	(1,964)	(840)

The equity gain on BrT Celular is related to donations and subsidies received by the subsidiary, recorded as capital reserves in the shareholders’ equity.

Investments valued using the cost of acquisition: Correspond to minority interests, highlighting the interest in Calais Participações S.A. amounting to R$200 (R$200 as of June 30, 2004). The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives. The consolidated financial statements include a minority investment of BrT SCS Bermuda in the IG, made during the second quarter of current year in the amount of R$148,876.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	09/30/04				06/30/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	322,660	-	322,660	371,279
PUBLIC SWITCHING EQUIPMENT	20%	4,913,199	(4,223,666)	689,533	783,176
EQUIPMENT AND TRANSMISSION MEANS	17,9%(1)	10,449,519	(7,273,942)	3,175,577	3,364,277
TERMINATORS	20%	474,151	(412,667)	61,484	67,000
DATA COMMUNICATION EQUIPMENT	20%	1,190,011	(486,072)	703,939	697,012
BUILDINGS	4%	874,250	(479,601)	394,649	392,836
INFRASTRUCTURE	9,2%(1)	3,439,660	(1,800,701)	1,638,959	1,675,200
ASSETS FOR GENERAL USE	18,3%(1)	727,912	(471,581)	256,331	254,923
LAND	-	80,840	-	80,840	84,266
OTHER ASSETS	20%(1)	530,986	(314,380)	216,606	239,326
TOTAL		23,003,188	(15,462,610)	7,540,578	7,929,295

CONSOLIDATED
NATURE	09/30/04				06/30/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	891,077	-	891,077	615,057
PUBLIC SWITCHING EQUIPMENT	20%	4,913,199	(4,223,666)	689,533	783,175
EQUIPMENT AND TRANSMISSION MEANS	17,9%(1)	10,746,838	(7,372,685)	3,374,153	3,565,971
TERMINATORS	20%	474,194	(412,673)	61,521	67,014
DATA COMMUNICATION EQUIPMENT	20%	1,252,035	(522,156)	729,879	703,778
BUILDINGS	4%	891,057	(484,610)	406,447	405,750
INFRASTRUCTURE	9,2%(1)	3,557,478	(1,825,080)	1,732,398	1,756,811
ASSETS FOR GENERAL USE	18,3%(1)	811,864	(500,327)	311,537	291,905
LAND	-	85,932	-	85,932	86,320
OTHER ASSETS	20%(1)	845,329	(323,620)	521,709	496,117
TOTAL		24,469,003	(15,664,817)	8,804,186	8,771,898

In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$215,584.

According to the STFC concession contracts, the Company assets that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company and its subsidiaries rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts in the quarter amount to R$169,730 (R$137,993 in 2003) and R$177,554 (R$138,356 in 2003) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4%. Leasing expenses recorded in the quarter amounted to R$13,133 (R$31,560 in 2003) and R$13,147 (R$31,560 in 2003) in the Consolidated.

Insurance (Not revised)

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$7,299 (R$6,954 in 2003) and R$7,899 (R$7,050 in 2003) for the consolidation.

The assets, responsibilities, and interests covered by insurance are the following:

Type	Coverage	Amount insured
		09/30/04	06/30/04
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,608,961	11,548,323
Loss of profit	Fixed expenses and net income	7,370,615	7,370,615
Performance bonds	Compliance with contractual obligations	120,870	120,870

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000,00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	09/30/04			06/30/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(475,389)	144,684	175,688
INSTALLATION AND REORGANIZATION COSTS	56,199	(14,994)	41,205	48,285
DATA PROCESSING SYSTEMS	486,219	(144,345)	341,874	330,564
OTHER	14,186	(6,683)	7,503	7,793
TOTAL	1,176,677	(641,411)	535,266	562,330

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	09/30/04			06/30/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(475,389)	144,684	175,688
INSTALLATION AND REORGANIZATION COSTS	230,012	(24,262)	205,750	127,368
DATA PROCESSING SYSTEMS	524,962	(150,550)	374,412	356,018
OTHER	14,846	(6,682)	8,164	8,455
TOTAL	1,389,893	(656,883)	733,010	667,529

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SALARIES AND COMPENSATION	663	407	1,742	1,725
PAYROLL CHARGES	72,665	63,648	83,132	71,417
BENEFITS	4,625	4,267	5,138	4,561
OTHER	6,301	6,021	6,787	6,816
TOTAL	84,254	74,343	96,799	84,519
CURRENT	79,417	69,506	91,962	79,682
NONCURRENT	4,837	4,837	4,837	4,837

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
TRADE ACCOUNTS PAYABLE	1,045,863	990,207	1,451,228	1,108,254
THIRD-PARTY CONSIGNMENTS	82,622	65,705	123,257	70,694
TOTAL	1,128,485	1,055,912	1,574,485	1,178,948
CURRENT	1,120,057	1,055,516	1,566,057	1,178,552
NONCURRENT	8,428	396	8,428	396

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
ICMS (STATE VAT)	1,028,659	982,362	1,066,040	990,055
TAXES ON OPERATING REVENUES (COFINS/PIS)	129,166	144,770	132,860	147,365
OTHER	21,519	14,913	22,785	16,132
TOTAL	1,179,344	1,142,045	1,221,685	1,153,552
CURRENT	505,804	488,205	547,512	499,043
NONCURRENT	673,540	653,840	674,173	654,509

In 2003, the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). The amount divided into installments through REFIS totaled R$5,660 (R$8,332 in June 30, 2004) with the period for amortization established at 9 monthly payments, and the Company still needs to pay R$42,916 (R$43,182 in June 30, 2004) for the remaining 108 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow, It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SOCIAL CONTRIBUTION TAX
LAW nr 8.200/91 - SPECIAL MONETARY RESTATEMENT	3,289	3,699	3,289	3,699
PAYABLES DUE	6,065	-	7,659	1,073
SUBTOTAL	9,354	3,699	10,948	4,772
INCOME TAX
LAW Nr, 8,200/91 - SPECIAL MONETARY RESTATEMENT	9,135	10,275	9,135	10,275
SUSPENDED LIABILITIES	18,094	17,598	18,094	17,597
PAYABLES DUE	26,832	-	31,595	3,571
SUBTOTAL	54,061	27,873	58,824	31,443
TOTAL	63,415	31,572	69,772	36,215
CURRENT	30,233	3,727	36,008	7,783
NONCURRENT	33,182	27,845	33,764	28,432

30. DIVIDENDS INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
MAJORITY SHAREHOLDERS	133,690	133,690	133,690	133,690
MINORITY SHAREHOLDERS	104,317	104,859	104,317	104,859
TOTAL SHAREHOLDERS	238,007	238,549	238,007	238,549
EMPLOYEES AND MANAGEMENT PROFIT SHARING	37,200	27,156	42,529	31,325
TOTAL	275,207	265,705	280,536	269,874

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
LOANS	79,682	91,179	79,682	91,179
FINANCING	4,938,422	4,615,756	4,966,881	4,646,676
ACCRUED INTEREST AND OTHER ON LOANS	224	656	224	656
ACCRUED INTEREST AND OTHER ON FINANCING	375,008	416,483	375,008	416,483
TOTAL	5,393,336	5,124,074	5,421,795	5,154,994
CURRENT	1,442,947	1,475,730	1,442,947	1,475,730
NONCURRENT	3,950,389	3,648,344	3,978,848	3,679,264

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04
BNDES	2,093,310	1,804,841
FINANCIAL INSTITUTIONS	1,337,376	1,429,988
SUPPLIERS	6,152	8,889
PUBLIC DEBENTURES	941,814	405,082
PRIVATE DEBENTURES	934,778	1,383,439
TOTAL	5,313,430	5,032,239
CURRENT	1,434,335	1,465,956
NONCURRENT	3,879,095	3,566,283

Financing denominated in local currency: bear fixed interest rates of 14% p.a. Bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. resulting in an average rate of 14.9% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average rate of 7.5% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the Libor, resulting in an average rate of 2.3% p.a. The LIBOR rate on June 30, 2004 for semiannual payments was 2,20% p.a.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on July 27, 2004, July 27, 2005 and July 27, 2006, corresponding to 30%, 30% and 40% of the face value, respectively.

Public Debentures:
Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Yield corresponds to an interest rate of 109% of the CDI, payable half-yearly.

Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

As of September 30, 2004, no debentures issued by the Company had been repurchased.

Loans

	09/30/04	06/30/04	09/30/04	06/30/04
LOANS WITH PARENT COMPANY	79,906	91,835	79,906	91,835
OTHER LOANS	-	-	28,459-	30,920
TOTAL	79,906	91,835	108,365	122,755
CURRENT	8,612	9,774	8,612	9,774
NONCURRENT	71,294	82,061	99,753	112,981

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
2005	809,288	850,344	809,288	850,344
2006	618,699	977,121	618,699	977,121
2007	563,027	544,876	563,027	544,876
2008	163,944	83,544	163,944	83,544
2009	662,821	82,617	662,821	82,617
2010	163,301	80,187	163,301	80,187
2011 and after	969,309	1,029,655	997,768	1,060,575
Total	3,950,389	3,648,344	3,978,848	3,679,264

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/04	06/30/04	09/30/04	06/30/04
TJLP (Long-term interest rate)	1,815,344	1,584,198	1,815,344	1,584,198
UMBNDES (BNDES Basket of Currencies)	243,948	195,151	243,948	195,151
UMBNDES HEDGE	34,018	25,492	34,018	25,492
CDI	1,876,592	1,788,521	1,876,592	1,788,521
US DOLLARS	773,965	878,195	802,424	909,115
US DOLLARS HEDGE	7,505	3,775	7,505	3,775
IENES	563,548	622,047	563,548	622,047
Hedge in IENES	44,020	(10,266)	44,020	(10,266)
IGP-M	17,552	18,853	17,552	18,853
OTHER	16,844	18,108	16,844	18,108
Total	5,393,336	5,124,074	5,421,795	5,154,994

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 45% of its dollar-denominated and iene loans and financing with third parties and 52% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. Gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Represented by the terms signed by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

During the second quarter of this year new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore it are the same as the previous authorizations payment conditions, and the maturities of the installments of these new authorizations are foreseen for the years from 2007 to 2012.

The restated balance of this liability is R$292,620, (R$275,716 in June 30, 2004).

33. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by BrTPREV and to SISTEL foundations, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM nr 371/00. The liabilities recognize the inflation effects of INPC, bearing fixed interest rates of 6% per annum. The expenses recognized until September 30, 2004 amounted to R$49,352. The contribution paid to BrTPREV until the current quarter totaled R$73,857.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04
FCRT - BrTPREV	486,809	491,093
SISTEL - PAMEC	1,851	1,794
TOTAL	488,660	492,887
CURRENT	28,022	28,022
NONCURRENT	460,638	464,865

34. DEFERRED INCOME

There are contracts related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
2004	458	932	3,647	6,287
2005	691	691	5,294	4,764
2006	691	691	5,123	4,764
2007	691	691	5,123	4,764
2008	691	691	5,123	4,763
2009	691	691	5,123	4,763
2010	691	691	5,123	4,763
2011 and after	3,019	3,019	38,625	29,179
Total	7,623	8,097	73,181	64,047

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/04	06/30/04	09/30/04	06/30/04
SELF-FINANCING FUNDS - RIO GRANDE DO SUL BRANCH	24,143	24,143	24,143	24,143
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	3,534	4,829	3,534	4,829
LIABILITIES WITH OTHER TELECOM COMPANIES	9,559	9,522	9,559	9,522
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	2,581	41,075
LIABILITIES FROM ACQUISITION OF TAX CREDITS	20,897	20,897	20,897	20,897
DUPLICATE BANK DEPOSITS AND RECEIPTS IN PROCESSING	8,467	8,149	8,482	8,152
CPMF - SUSPENDED COLLECTION	24,318	23,814	24,318	23,814
PREPAYMENTS	204	848	601	1,697
OTHER TAXES PAYABLE	16	55	202	150
OTHER	2,710	5,643	3,338	4,479
TOTAL	93,848	97,900	97,655	138,758
CURRENT	68,420	72,746	70,095	74,223
NON-CURRENT	25,428	25,154	27,560	64,535

Self-financing Funds - Rio Grande do Sul branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law nr 6.404/76 are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases, there are agreements and judicial rulings.

36. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule nr 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 in December 31, 2003) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/04	09/30/03	09/30/04	09/30/03
OPERATING INCOME	334,268	259,719	324,519	265,451
FINANCIAL EXPENSES, NET	664,272	893,524	662,314	892,745
DEPRECIATION	1,743,114	1,565,385	1,778,789	1,570,990
AMORTIZATION OF GOODWILL IN ACQUISITION OF INVESTIMENTS (1)	9,197	-	46,721	6,175
EBITDA	2,750,851	2,718,628	2,812,343	2,735,361

NET REVENUE	6,552,467	5,861,017	6,598,786	5,842,004

MARGIN EBITDA	42.0%	46.4%	42.6%	46.8%
(1)	It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the nonoperating income.

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1.26 billion, which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. The funds will be released from 2004 to 2006.

39. SUBSEQUENT EVENT

The company received on October 26, 2004 the second tranche of the BNDES financing described in note 38. This tranche amounted to R$342,405, being R$282,664 bearing interest of the long-term interest rate (TJLP) plus 5.5% p.a., and R$59,741 bearing interest linked to a basket of currencies plus 5.5% p.a. Considering this release of funds, the total financing obtained with the BNDES until September 30, 2004 amounted to R$742,405.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
1	TOTAL ASSETS	16,984,615	16,081,950
1.01	CURRENT ASSETS	5,809,419	4,990,663
1.01.01	CASH AND CASH EQUIVALENTS	2,598,909	1,970,738
1.01.02	CREDITS	2,093,259	1,960,573
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,093,259	1,960,573
1.01.03	INVENTORIES	3,601	7,374
1.01.04	OTHER	1,113,650	1,051,978
1.01.04.01	LOANS AND FINANCING	2,538	2,511
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	643,441	645,280
1.01.04.03	JUDICIAL DEPOSITS	163,678	158,325
1.01.04.04	OTHER ASSETS	303,993	245,862
1.02	NONCURRENT ASSETS	1,240,387	1,210,749
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	5,051	4,633
1.02.02.01	FROM ASSOCIATED COMPANIES	5,051	4,633
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,235,336	1,206,116
1.02.03.01	LOANS AND FINANCING	8,677	7,929
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	610,046	573,757
1.02.03.03	JUDICIAL DEPOSITS	458,028	428,434
1.02.03.04	INVENTORIES	0	2,770
1.02.03.05	OTHER ASSETS	158,585	193,226
1.03	PERMANENT ASSETS	9,934,809	9,880,538
1.03.01	INVESTMENTS	397,613	441,111
1.03.01.01	ASSOCIATED COMPANIES	204	204
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	397,409	440,907
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,804,186	8,771,898
1.03.03	DEFERRED CHARGES	733,010	667,529

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2004	4 - 06/30/2004
2	TOTAL LIABILITIES	16,984,615	16,081,950
2.01	CURRENT LIABILITIES	4,372,208	3,930,361
2.01.01	LOANS AND FINANCING	586,354	597,209
2.01.02	DEBENTURES	856,593	878,521
2.01.03	SUPPLIERS	1,442,800	1,107,858
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	583,520	506,826
2.01.04.01	INDIRECT TAXES	547,512	499,043
2.01.04.02	TAXES ON INCOME	36,008	7,783
2.01.05	DIVIDENDS PAYABLE	238,007	238,549
2.01.06	PROVISIONS	337,091	345,474
2.01.06.01	PROVISION FOR CONTINGENCIES	309,069	317,452
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	327,843	255,924
2.01.08	OTHER	0	0
2.01.08.01	PAYROLL AND SOCIAL CHARGES	91,962	79,682
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	123,257	70,694
2.01.08.03	EMPLOYEE PROFIT SHARING	42,529	31,325
2.01.08.04	OTHER LIABILITIES	70,095	74,223
2.02	LONG-TERM LIABILITIES	5,841,080	5,496,769
2.02.01	LOANS AND FINANCING	2,958,848	2,769,264
2.02.02	DEBENTURES	1,020,000	910,000
2.02.03	PROVISIONS	812,876	781,106
2.02.03.01	PROVISION FOR CONTINGENCIES	352,238	316,241
2.02.03.02	PROVISION FOR PENSION PLAN	460,638	464,865
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,049,356	1,036,399
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,837
2.02.05.02	SUPPLIERS	8,428	396
2.02.05.03	INDIRECT TAXES	674,173	654,509
2.02.05.04	TAXES ON INCOME	33,764	28,432
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	292,620	275,716
2.02.05.06	OTHER LIABILITIES	27,560	64,535
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	73,181	64,047
2.04	MINORITY INTERESTS	(12)	(5)
2.05	SHAREHOLDERS’ EQUITY	6,698,158	6,590,778
2.05.01	CAPITAL	3,401,245	3,401,245
2.05.02	CAPITAL RESERVES	1,495,082	1,496,805
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	0	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,528,587	1,419,484

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 -CODE	2 - DESCRIPTION	3 - 07/01/2004 TO 09/30/2004	4 - 01/01/2004 TO 09/30/2004	5 - 07/01/2003 TO 09/30/2003	6 - 01/01/2003 TO 09/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,315,170	9,261,420	2,877,142	8,177,586
3.02	DEDUCTIONS FROM GROSS REVENUE	(954,279)	(2,662,634)	(823,709)	(2,335,582)
3.03	NET REVENUE FROM SALES AND SERVICES	2,360,891	6,598,786	2,053,433	5,842,004
3.04	COST OF SALES	(1,480,742)	(4,205,770)	(1,220,573)	(3,605,428)
3.05	GROSS PROFIT	880,149	2,393,016	832,860	2,236,576
3.06	OPERATING EXPENSES	(656,730)	(2,068,497)	(611,396)	(1,971,125)
3.06.01	SELLING EXPENSES	(243,200)	(698,974)	(200,108)	(559,024)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(229,386)	(676,241)	(201,237)	(556,014)
3.06.03	FINANCIAL	(141,453)	(662,314)	(211,703)	(892,745)
3.06.03.01	FINANCIAL INCOME	48,131	320,560	48,919	223,935
3.06.03.02	FINANCIAL EXPENSES	(189,584)	(982,874)	(260,622)	(1,116,680)
3.06.04	OTHER OPERATING INCOME	93,783	330,986	48,058	176,125
3.06.05	OTHER OPERATING EXPENSES	(136,474)	(361,954)	(46,406)	(139,467)
3.06.06	EQUITY GAIN (LOSS)	-	-	-	-
3.07	OPERATING INCOME (LOSS)	223,419	324,519	221,464	265,451
3.08	NONOPERATING INCOME (EXPENSES)	(33,426)	(170,629)	(30,164)	(108,540)
3.08.01	REVENUES	10,612	26,714	11,397	37,695
3.08.02	EXPENSES	(44,038)	(197,343)	(41,561)	(146,235)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	189,993	153,890	191,300	156,911
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(72,953)	(94,570)	(78,828)	(82,254)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(13,122)	(39,992)	(13,996)	(34,939)
3.12.01	INTERESTS	(13,122)	(39,992)	(13,996)	(34,939)
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON EQUITY	-	238,100	-	246,200
3.14	MINORITY INTERESTS	6	19	6	6
3.15	INCOME (LOSS) FOR THE PERIOD	103,924	257,447	98,482	285,924
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	544,688,063	544,688,063	537,272,350	537,272,350
	EARNINGS PER SHARE (REAIS)	0,00019	0,00047	0,00019	0,00048
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 3rd QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance (Not revised by independent auditors)

Plant

OPERATING DATA	3Q04	2Q04	3Q04/2Q04 (%)

Lines Installed (Thousand)	10,725	10,712	0.1
Additional Lines Installed (Thousand)	14	11	26.8

Lines in Service - LES (Thousand)	9,604	9,647	(0.4)
- Residential	6,685	6,841	(2.3)
- Non-residential	1,451	1,451	0.1
- Public Telephones - TUP (Thousand)	296	296	(0.1)
- Prepaid	285	276	3.1
- Hybrid Terminals	267	159	67.6
- Other (includes PABX)	620	624	(0.7)
Additional Lines in Service (Thousand)	(42)	(77)	(45.0)

Average Lines in Service - LIS (Thousand)	9,626	9,685	(0.6)

LES/100 Inhabitants	22,7	22,9	(0.7)
TUP/1,000 Inhabitants	7,0	7,0	(0.3)
TUP/100 Lines Installed	2,8	2,8	(0.2)

Utilization Rate (in Service/Installed)	89.5%	90.1%	(0.5)

Digitalization Rate	99.6%	99.5%	0.1p.p.

ADSL Lines in Service (Thousand)	456	383	19,2

Lines Installed	In the 3Q04, Brasil Telecom installed 13.8 thousand lines, ending the quarter with 10.7 million terminals. In relation to 3Q03, the plant registered an increase of 47.8 thousand lines.

Lines in Service

The plant in service totaled 9.6 million lines in the 3Q04. Brasil Telecom continued the non-paying-lines-detection process, disconnecting lines with no prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization rate has reached to 89.5%.

Additionally, the increase of 67.6% in hybrid terminals was the Company’s initiative to incentive the migration of delinquent and economic plan clients. This strategy has caused a growth in the ARPU (net revenues/monthly LMES) of the fixed telephone service.

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year (905% of increase), reaching 456.1 thousand accesses at the end of 3Q04.

Traffic

OPERATING DATA	3Q04	2Q04	3Q04/2Q04 (%)

Exceeding Local Pulses (Million)	2,740	2,715	0.5

Domestic Long Distance Minutes (Million)	1,638	1,624	0.8

Fixed-Mobile Minutes (Million)	1,098	1,036	6.1

Exceeding Pulses/Average LIS/Month	94.9	93.4	1.5
DLD Minutes/Average LIS/Month	56.7	55.9	1.5
Fixed-Mobile Minutes/Average LIS/Month	38.0	35.6	6.7

Exceeding Local Pulses	The traffic of exceeding local pulses increased by 0.5% compared to the 3Q04, reaching 2,7 billion.

DLD Traffic	In the 3Q04, the traffic LD increased 0.8% in the comparison with the previous quarter, reaching 1.6 billion.

LD Market Share

At the end of 2Q04, the first full quarter in which it was possible to use the CSC 14 in all long distance calls, Brasil Telecom reached a 44.9% market share in the inter-regional segment and a 25.2% share in international segment,

Leveraged by the success of the campaigns developed for the launch of the CSC 14 use outside of the Region, the DLD market share of Brasil Telecom increased by 0.2 p.p. The market share in the intra-sector and intra-region segments reached 90.9% and 81.3%, respectively.

Traffic Inter-Networks	The traffic inter-nets increased 6.1% in the 3T04 in relation to the previous Inter-Networks quarter, due to the increase of 3.9% in the traffic VC-1, 10.8% in VC-2 and 34.5% in VC-3.

Of the total of the traffic inter-nets, 82.2% refer to called VC-1, 12.0% to called VC-2 and 5.9% to called VC-3.

Tariffs

Tariff Adjustments

Following the Supreme Court of Justice’s (Supremo Tribunal de Justiça - STJ) decision to authorize the rate adjustments of the Basic and Long Distance Plans, Brasil Telecom, in agreement with the Ministry of Communications and Anatel, increased rates for the local service and long distance baskets by an average of 8.7% and 9.6%, respectively. It was pre-established to apply the rate adjustments in two installments, one effective on September 1st and the other on November 1st.

Subsidiaries

Brasil Telecom GSM	With an institutional marketing campaign aired on the 26th of September, Brasil Telecom GSM announced the launch of its commercial activities in mobile telephony.

With a convergent telecommunications platform integrating the complete range of products and services of the Group, Brasil Telecom GSM brought a number of innovative and exclusive advantages to the market.

After announcing a promotion that reduced the interconnection rate by approximately 45%, which reduced the costs of calls from land lines to mobiles, Brasil Telecom GSM launched a new set of advantages to its clients, valid since the start of operations.

With the commercial launch of the mobile operations, Brasil Telecom becomes the first complete telecommunications carrier. Our convergence concept goes beyond products and services to reach our customer service and sales force. Both our call centers and points of sale will be ready to meet all the telecommunications needs of our clients. There will be more than 1.8 thousand points of sale, among them 16 flagship stores, 40 kiosks, 400 exclusive dealers and 1.350 retailers.

Our flagship stores have been designed following the one-stop-shop concept, where clients find all of our products and services including fixed and mobile telephony, intelligent services, broadband and narrowband internet, alternative DLD and ILD rate packages, besides various fixed-line and mobile telephony accessories.

In the 3Q04, investment in the mobile operation was of R$502.7 million, amounting to R$867.0 million since the start of the project.

Financial performance

Revenues

Local Service

Gross revenue from local service reached R$1,218.3 million in the 3Q04, 3.2% higher than registered in the 3T03 and 9.2% larger than registered in the 2T04, result of the increase mainly in the incomes of measured service and basic subscription fees.

Gross line activation revenues totaled R$7.7 million in the 3Q04, 17.6% lower than in the 2Q04, primarily due to the fee reduction of 18.5%, applicable from July 02, 2004 onwards. This reduction was partially offset by a rate increase of 3.6%, effective on September 01, 2004. Additionally, Brasil Telecom activated 403 thousand lines in the 3Q04, compared to 418 thousand lines in the previous quarter.

Basic subscription revenues reached R$800.6 million in the quarter, an increase of 9.3% compared to the 2Q04, due to the rate adjustments of 7.4% and 4.4%, effective from July 02, 2004 and September 01, 2004, respectively.

Billed pulses revenues totaled R$386.7 million in the 3Q04, an increase of 10.6% compared to the 2Q04, as a result of an increase in local traffic compared to 2Q04 and the rate adjustments of 7.4% and 4.4%, effective from July 02, 2004 and September 01, 2004, respectively.

Public Telephony

Public telephony revenues reached R$128.4 million in the 3Q04, an increase of 7.8% compared to the 2Q04, primarily due to the rate adjustments of 7.4% and 3.2% in payphones credits, effective since from July 2, 2004 and September 1, 2004, respectively.

Long Distance

Long distance revenues reached R$478.3 million in the 3Q04, resulting in an increase of 14.3% compared to the 2Q04. This was principally due to the market share increase of 7.7 p.p. and 5.5 p.p. in the interregional and international segments. The rate adjustment of 3.2% and 4.8%, effective from July 2, 2004 and September 1, 2004, respectively, in the DLD basket also had a positive impact on revenues.

Inter-Network

Gross revenue from inter-network calls reached R$805.5 million in the 3Q04, a 9.1% increase compared to 2Q04, due to the increase of 6.1% in the traffic inter-nets and to the increase of the participation of the traffic VC-2 and VC-3 in the mix of the calls inter-nets.

Interconnection

Interconnection revenues increased by 1.9% compared to the 2Q04. On July 2, 2004, the Local Network Usage Rate (TU-RL) was decreased by 10.5% and the Intercity Network Usage Rate (TU-RIU) increased by 3.2%.

Data Communication	In the 3Q04, data communications revenues reached R$283.4 million, an increase of 11.0% compared to the previous quarter, mainly due to the 19.25 growth in ADSL accesses in service.

Data communications has been increasing as a percentage of total revenues. In the 3Q03, the segment represented 6.7% of total revenues, increasing its share to 8.5% in the 3Q04.

Supplementary and Value-Added Services	Gross revenue from supplementary and value-added services increased by 12.6% compared Value-Added Services to the previous quarter, amounting to R$117.2 million in the 3Q04.

Other Revenues	Other revenues reached R$47.6 million in the 3Q04, a growth of 8.3% compared to 2Q04.

Gross Revenue Deductions	Gross revenue deductions reached R$954.3 million in the 3Q04, representing 28.8% of the gross revenue for the quarter, stable in relation to the 2Q04.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 3Q04 was of R$81.8, against R$70 in the 3Q03, a 16.8% increase.

Costs and Expenses

Costs and Operating Expenses	Operating costs and expenses totaled R$1,996.0 million in the 3Q04, against R$1,840.8 million in the previous quarter,

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,205.5 million in the 3Q04, against R$1.106,1 million in the 2Q04, an increase of 9.0% compared to the previous quarter. The items that more they influenced the increase in Brasil Telecom's costs were: interconnection (+11.9%) and other (+31.0%).

Number of Employees

At the end of the 3Q04, Brasil Telecom’s fixed telephony operation had 5,503 employees, compared to 5,386 in the previous quarter. This increase was due to the consolidation of Vant and the increase of commercial personnel, associated to the opening of flagship stores following the one-stop-shop concept.

As of September 2004, Brasil Telecom GSM had 822 employees, compared to 758 in the 2Q04, reflecting the structuring process for the product’s launch.

Personnel	Personnel costs and expenses reached R$104.5 million, an increase of 4.2% compared to the previous quarter, influenced by the consolidation of MetroRED and VANT.

Subcontracted Services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$366.9 million in the 3Q04, a 2.3% increase compared to the previous quarter.

As a percentage of net revenue, costs with subcontracted services reached the lowest value of the past quarters, or 15.5%, compared to 16.6% in the 2Q04.

Interconnection

Interconnection costs totaled R$610.2 million in the 3Q04, a 11.9% increase compared to the previous quarter. The increase is a result of the increase of VC-2 and VC-3 traffic in the inter-network traffic mix, the increase in long distance calls terminating outside Region II, and the increase in fixed-to-mobile traffic.

Advertisement and Marketing

Expenses with advertising & marketing totaled R$31.4 million in the 3Q04, an increase of 28.2% from the previous period. This value corresponds to 1.3% of the liquid income, compared to 1.1% in the 2Q04.

Losses with Accounts Receivable/Gross Revenue Ratio	The losses with accounts receivable to gross revenue ratio was of 3.0% in the 3Q04, stable in relation to the 2Q04. Losses with accounts receivable totaled R$97.9 million Revenue Ratio in the 3Q04.

Accounts Receivable

Gross accounts receivable as a percentage of gross revenues fell from 70.7% in the 2Q04 to 68.9% in the 3Q04, the lowest value in the last 12 months, given that the increase in gross revenues was higher than the increase in accounts receivable in the period. Despite the rate adjustments applied during the period, gross accounts receivable as a percentage of gross revenues fell in the quarter.

Gross accounts receivable in the period was influenced by the CSC 14 operation in the inter-regional and international segments and its usage in calls originated from mobile phones.

Deducting provision for doubtful accounts in the amount of R$191.1 million, Brasil Telecom’s net accounts receivable totaled R$2,093.3 million at the end of the 3Q04.

Provisions for Contingencies	In the 2Q04, provisions for contingencies totaled R$65.8 million. Due to provisions of nature tax, labor and civil.

EBITDA

EBITDA of R$991.7 million	Brasil Telecom’s EBITDA was of R$991.7 million in the 2Q04, R$70.3 million above the 2Q04´s EBITDA, or a 7.6% increase quarter-on-quarter,

EBITDA Margin	In the 3T04, the margin EBITDA of Brasil Telecom was of 42.0% in the 9M04, this margin reached 42.6%.

EBITDA/Average LIS/month	In the 2Q04, EBITDA/Average reached R$34.3, 8.32% higher than in the 2Q04. LIS/month

Financial Result

Financial Result	In the 3Q04, Brasil Telecom reported a negative net financial result of R$141.5 million, stable in comparison with the negative R$140.1 million reported in the 2Q04.

Nonoperating Result

Amortization of Reconstituted Goodwill

In the 3Q04, Brasil Telecom amortized R$31,0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Indebtness

Total Debt

As of September 2004, Brasil Telecom’s consolidated total debt was of R$5,421.8 million, 5.2% higher than the amount reported in the 2Q04. This was mainly due to the availability of funds associated with the first tranche of the loan raised with BNDES and the debentures issued by Company.

Net Debt

Net debt totaled R$2,822.9 million, an 11.3% reduction from June 2004. Excluding inter-company debt and the private debenture raised with Brasil Telecom Participações S.A., our parent company, net debt at the end of September was of R$1,808.2 million.

Average Cost of Debt	Brasil Telecom’s consolidated debt had an accumulated average cost of 11.8% in the year, equivaent to a 74.4% of the CDL.

Financial Leverage

As of September 30, 2004, Brasil Telecom’s financial leverage, represented by the ratio of its net debt (excluding the debt with the holding company) to shareholders’ equity, was equal to 42.1%, against 48.3% in June.

Investments

	R$ million

Investments in the Permanent Assets	3Q04	2Q04	3Q04/2Q04 (%)

Network Expansion	107.2	128.8	(16.8)
- Conventional Telephony	20.0	19.3	3.5
- Transmission Backbone	10.3	11.4	(10.1)
- Data Network	74.1	76.2	(2.8)
- Intelligent Network	0.6	19.6	(96.7)
- Network Management Systems	0.1	1.0	(86.5)
- Other Investments on Net Expansion	2.1	1.3	49.3
Network Operation	71.9	62.8	14.5
Public Telephony	0.7	0.9	(25.4)
Information Technology	41.2	29.0	42.1
Expansion Personnel	19.8	20.6	(3.5)
Other	13.3	356.2	(96.2)

Subtotal	254.1	598.3	(57.5)

Expansion Financial Expenses	(17.6)	19.1	N.A.

Total	236.5	617.4	(61.7)

Investments in the permanent assets	3T04	2T04	3T04/2T04 (%)

BrT Celular	486,4	158,1	207.6
Despesa Financeira de Expansão	16,3	42,6	(61.7)

Total	502,7	200,7	150.5

Investments in Permanent Assets	Brasil Telecom investments totaled R$739.2 million in the 3Q04. The investment in fixed telephony was of R$236.5 million, while R$502.7 million were invested in the mobile telephony.

Cash Flow

Operating Cash Flow in the 2Q04 was of R$817.9 million	The operating cash generation of Brasil Telecom reached R$817.9million in the 3Q04, surpassing by 0.5% the amount reported in the 3Q03.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

(The information for the period ended July 5, 2004 were not reviewed by independent auditors)

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 09/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	247,276,397,554	99.07	119,516,407,613	39.82	366,792,805,167	66.72
Management
Board of Directors	197	0.00	458,309,871	0.15	458,310,068	0.08
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Stock	-	0.00	5,027,282,322	1.68	5,027,282,322	0.91
Other Shareholders	2,320,233,598	0.93	175,115,911,998	58.35	177,436,145,596	32.28
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,320,651,988	0.93	175,574,605,466	58.50	177,895,257,454	32.36

As of 09/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,065,536,650	96.98	126,358,656,869	42.75	368,424,193,519	67.58
Management
Board of Directors	136,660,934	0.06	3,552,120,226	1.20	3,688,781,160	0.68
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	0.00	418,154	0.00
Treasury Stock	-	0.00	6,331,110,503	2.14	6,331,110,503	1.16
Other Shareholders	7,394,433,765	2.96	159,327,202,527	53.91	166,721,636,292	30.58
Total	249,597,049,542	100.00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares in the Market	7,531,512,892	3.02	162,879,323,026	55.11	170,410,835,918	31.26

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (As of 09/30/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,297	99.07	112,516,802	37.49	359,793,099	65.45
Treasury Shares	-	-	-	-	5,027,282	1.68	5,027,282	0.91
Other	-	-	2,320,753	0.93	182,754,211	60.83	184,894,964	33.64
Total	-	-	249,597,050	100.00	300,118,295	100.00	549,715,345	100.00

Distribution of the Capital from Parent to individuals level

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.99
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.75	218,166,790	96.53	275,465,835	76.51
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*)	Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0,00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros - Fund. Petrobras Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	943,531,893	67.82	-	-	943,531,893	67.82
CVC/Opportunity Equity Partners LP	-	British	284,043	0.02	-	-	284,043	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	British	69,587	0.01	-	-	69,587	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072.0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	3	0.00	-	-	3	0.00
Total	-	-	1,391,139,645	100.00	-	-	1,391,139,645	100.00
(*)	Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	506,011,807	45.45	-	-	506,011,807	45.45
CVC/Opportunity Equity Partners LP	-	British	468,734,560	42.10	-	-	468,734,560	42.10
Opportunity Fund	-	British	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662.0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	2	0.00	-	-	2	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00
(*)	Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended September 30, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 29, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	2
01	02	ADRESS OF COMPANY HEADQUARTERS	2
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	2
01	04	QUARTERLY REFERENCE	2
01	05	COMPOSITION OF PAID CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	3
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	3
01	08	DIVIDENDS APPROVED	3
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	QUARTERLY STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY REPORT	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	47
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	48
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	49
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	51
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	53
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	60
17	01	LIMITED REVIEW REPORT	63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer